06003935

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33478

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LifeMark Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 West Metro Park
(No. and Street)

Rochester (City) New York (State) 14623 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent Micciche 585-424-5672
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daniel H. Kubiak, CPA
(Name – *if individual, state last, first, middle name*)

400 West Metro Park (Address) Rochester (City) New York (State) 14623 (Zip Code)

PROCESSED
MAY 25 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED FEB 22 2006 WASH, D.C. 203

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vincent Micciche, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LifeMark Securities Corp., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

Lori A. Alberts
01AL6037661
Notary Public in the State of New York
Monroe County
Commission Expires Feb 22, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DANIEL H. KUBIAK, CPA
CERTIFIED PUBLIC ACCOUNTANT

400 WEST METRO PARK
ROCHESTER, NEW YORK 14623

(585) 424-2430
FAX (585) 292-0491
E-MAIL: dan@kubiaktax.com

INDEPENDENT ACCOUNTANT'S REPORT

To the Board of Directors and Shareholders
LifeMark Securities Corp.
400 West Metro Park
Rochester, NY 14623

I have audited the balance sheets of LIFEMARK SECURITIES CORP. (an S Corporation) as of December 31, 2005, and 2004, and the related statements of operations and undistributed earnings, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain assurance about whether these financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures on the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LifeMark Securities Corp. (an S Corporation) as of December 31, 2005, and 2004, and statement of operations and undistributed earnings, and cash flows for the years then ended, in conformity with generally accepted accounting principles applied on a basis consistent with that of the preceding year.

The company is exempt from SEC Rule 15c3-3 because it does not hold customer securities.

During my examination, no material inadequacies were found.

My audited computation of the net capital of LifeMark Securities Corp. (an S Corporation) agrees with the computation as presented in the Focus Report IIA.

Daniel H Kubiak, CPA

Daniel H. Kubiak, C.P.A.

February 27, 2006

LIFEMARK SECURITIES CORP.
BALANCE SHEET
DECEMBER 31, 2005 AND 2004

ASSETS

	2005	2004
Cash, including $25,200 and $126,798 in interest-bearing accounts in 2005 and 2004, respectively	$ 294,220	$ 314,196
Commissions receivable	63,940	59,152
Accounts receivable	22,528	53,383
Prepaid expenses and deposits	25,000	10,382
Furniture and fixtures (Notes 1 and 2)	18,759	22,485
Total assets	$ 424,447	$ 459,598

LIABILITIES AND SHAREHOLDERS' EQUITY

	2005	2004
Current liabilities:		
Accounts payable	$ 126,196	$ 77,463
Commissions payable	52,554	47,318
Accrued payroll	9,364	7,846
Total current liabilities	188,114	132,627
Shareholders' equity		
Capital stock - no par value; Authorized 1,000,000 shares issued and outstanding, 867 shares	20,000	20,000
Additional paid-in capital	453,633	459,475
Shareholders' undistributed (deficit)	(233,116)	(142,478)
	240,517	336,997
Less: Treasury stock, 62.1 shares in 2005 and 148.79 in 2004, at cost	(4,184)	(10,026)
Total shareholders' equity	236,333	326,971
Total liabilities and shareholders' equity	$ 424,447	$ 459,598

The accompanying notes are an integral part of the financial statement.

LIFEMARK SECURITIES CORP.
STATEMENT OF OPERATIONS AND SHAREHOLDERS' UNDISTRIBUTED EARNINGS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Commissions income	$ 3,184,092	$ 2,381,970
Interest and dividend income	504	851
Miscellaneous income and reimbursed expenses	76,146	88,432
Total income	3,260,742	2,471,253
Operating expenses:		
Commission expense	2,417,556	1,654,133
Officers' salaries	209,115	160,717
Salary expense	236,701	229,563
Payroll taxes and benefits	80,859	65,137
Registration, dues and subscriptions	42,809	38,376
Rent expense	37,410	52,728
Utilities	5,864	6,208
Travel & meetings	51,106	11,756
Entertainment	2,894	3,449
Insurance expense	7,911	10,452
Officers life insurance	10,018	2,785
Office expense	60,962	45,903
Advertising expense	10,070	7,821
Telephone and networking expense	22,147	26,620
Repairs and maintenance	8,937	6,419
Postage expense	8,457	8,688
Depreciation	11,594	12,699
Professional services	31,804	67,921
Computer expense	81,554	36,619
Training	792	2,488
Moving expense	152	7,354
State filing fees	3,561	5,030
Contributions	9,107	175
Total operating expenses	3,351,380	2,463,041
Net (loss) income	(90,638)	8,212
Shareholders' undistributed (deficit) earnings - beginning	(142,478)	(150,690)
Shareholders' undistributed (deficit) - ending	$ (233,116)	$ (142,478)

The accompanying notes are an integral part of the financial statement.

LIFEMARK SECURITIES CORP.
STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Cash flows from operating activities:		
Net (loss) income	$ (90,638)	$ 8,212
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	11,594	12,699
Decrease (increase) in commissions receivable	(4,788)	64,032
Decrease (increase) in accounts receivable and other assets	16,237	38
Increase (decrease) in accounts payable	48,733	(82,601)
Increase (decrease) in commissions payable	5,236	(63,656)
Increase (decrease) in accrued payroll	1,518	3,631
Total adjustments to net income	78,530	(65,857)
Cash (utilized) by operating activities:	(12,108)	(57,645)
Cash (utilized) by investing activities:		
Fixed assets purchased	(7,868)	(20,345)
Total cash (utilized) by investing activities	(7,868)	(20,345)
Net (decrease) in cash	(19,976)	(77,990)
Cash at beginning of year	314,196	392,186
Cash at end of year	$ 294,220	$ 314,196

The accompanying notes are an integral part of the financial statement.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Revenue

The company operates in the securities industry under authority granted by the Securities and Exchange Commission. The company is primarily engaged in the sale of general securities and mutual funds. The company receives commissions generated by sales of these securities. Consequently, the company's revenue is affected by the economic conditions affecting customers in areas in which it conducts its operations. At the close of 2005, the company operated eight offices located in three states. The company is licensed to sell securities and/or insurance in forty-eight states.

B. Cash and Cash Equivalents

Cash consists of demand deposits in local banks, money market savings accounts and cash on hand. At times the company maintains balances in these accounts in excess of amounts covered by Federal Deposit Insurance.

C. Bad Debts

Bad debts are written off under the allowance method. For the years ending 2005 and 2004, it was determined that no allowance was required.

D. Fixed Assets

Property and equipment is stated at cost and is written off over the estimated useful life of the asset. Depreciation is computed using accelerated methods for book and tax purposes. Estimated useful lives are as follows:

Computers	5 years
Furniture and Fixtures	7 years

Expenditures that materially increase the asset life are capitalized, while ordinary maintenance and repairs are charged to operations as incurred. When assets are sold or retired, the cost and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in earnings.

E. Income Taxes

The company has elected, in accordance with the provision of both Section 660 of the Tax Law of New York State and Subchapter S of Chapter One of the Internal Revenue Code, not to be subject to income taxes at the corporate level. As a result, the company's net income or loss is included in the taxable income of the shareholders.

2 - FURNITURE AND FIXTURES

Furniture and fixtures are stated at cost and consist of the following:

	2005	2004
Computers	$ 175,042	$ 167,174
Fixtures	25,944	25,944
	200,986	193,118
Less: Accumulated depreciation	(182,227)	(170,633)
	$ 18,759	$ 22,485

Depreciation expense charged to operations for the years ended December 31, 2005 and 2004 amounted to $11,594 and $12,699, respectively.

3 - RENT

Effective November 1, 2004, the company entered into a fifteen year lease agreement with a related party for new office space at a monthly rental of $3,117. Total rent expense amounted to $37,410 in 2005 and $52,728 in 2004.

4 - RETIREMENT PLAN

The company established a SIMPLE IRA Plan for all employees. Under the terms of the Plan, employees may make a salary reduction contribution of up to $6,000 for any calendar year. For each year, the company may elect to make a matching contribution up to 3% of the employees' yearly compensation, not to exceed $6,000. The company made the election for 2005 and 2004 and the expense amounted to $9,421 in 2005 and $11,815 in 2004.

5 - TREASURY STOCK

In September 2002, the company made a tender offer to the shareholders to purchase their shares in the company. As of December 31, 2004 the company had repurchased 148.79 shares for a total of $10,026. In 2005 the company sold 86.69 of these treasury shares to an officer and employee of the company.

6 - NET CAPITAL COMPUTATION

Pursuant to SEC rule 15c3-1, the "Net Capital Rule", the company has the following information:

	2005	2004
Total assets	$ 424,447	$ 459,598
Less: Total liabilities	188,114	132,627
Net worth	236,333	326,971
Plus: Subordinated indebtedness	-0-	-0-
Adjusted net worth	236,333	326,971
Less: Non-liquid assets, net	52,314	95,684
Tentative net capital	184,019	231,287
Less: Haircuts	-0-	-0-
Net capital	$ 184,019	$ 231,287
Required net capital	$ 12,540	$ 8,841

7 - SUBORDINATED CLAIMS

For the period ended December 31, 2005, the company had no subordinated claims.